UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment N0. 1)



                               I.C.H. Corporation
                                (Name of Issuer)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                    44926L300
                                 (CUSIP Number)

                               Michael W. Gibbons
                      1290 North Hancock Street, Suite 203B
                               Anaheim California
                                  714-701-1470
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 26, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Michael W. Gibbons               _______________

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

           NUMBER OF            7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                     232,200 **
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                           00
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                          232,200 **

                              10       SHARED DISPOSITIVE POWER
                                               00

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    232,200 **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.3%

14   TYPE OF REPORTING PERSON

     IN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!



** Inclusive of the 54,000 Shares owned through Fairmont Capital, Inc.

SCHEDULE 13D


CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fairmont Capital, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          California

           NUMBER OF            7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                       54,000
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                           00
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                            54,000

                              10       SHARED DISPOSITIVE POWER
                                               00

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    54,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.9%

14   TYPE OF REPORTING PERSON

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         ORIGINAL REPORT ON SCHEDULE 13D

Item 1.      Security and Issuer

This statement relates to the Common Stock $0.01 par value ("Shares") of I.C.H. Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9404 Genesee Avenue, La Jolla, California 92037.

Item 2.      Identity and Background

This Statement is filed by (1) Michael W. Gibbons ("Gibbons"), and (2) Fairmont
Capital, Inc. ("Fairmont").   Gibbons and Fairmont are hereinafter referred to
as the "Reporting Persons."

Gibbons' principal business address is 1290 North Hancock Street, Suite 203B, Anaheim, California, 92807. Gibbons initially purchased and held Shares of the Company using the following personal accounts: Michael W. Gibbons Money Purchase Plan ("Money Purchase Plan"), Gibbons Family Trust ("Trust"), and Michael W. Gibbons Profit Sharing Plan ("Profit Sharing Plan"). These Shares were held for investment. On November 20, 2001 Gibbons sold all Shares held in these accounts through open market transactions in order realign all share holdings from pension and trust accounts into personal and corporate accounts.

Beginning on November 20, 2001, Gibbons purchased through his own personal account and an account held by Fairmont, an affiliate, Shares of the Company through open market transactions. Fairmont is a private investment firm, organized under the laws of the State of California. Fairmont's principal business address is 1290 North Hancock Street, Suite 203B, Anaheim, California, 92807.

During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of them been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which either of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Gibbons is a United States citizen.

Item 3.      Source and Amount of Funds or Other Considerations.

Gibbons used personal funds to purchase all Shares held by him personally through open market transactions in the amount of $120,527.00. Fairmont Capital, Inc. used its own working capital to purchase all Shares held by it through open market transactions in the amount of $34,020.00. Gibbons is the majority shareholder and President of Fairmont Capital, Inc.

Item 4.      Purpose of the Transaction.

Gibbons originally acquired Shares for investment purposes. That original purpose, however, has changed. The current principal objective of the Reporting Persons with respect to their ownership of Shares is to acquire all of the outstanding Shares for cash, preferably through a merger, at a proposed price of $0.75 per Share, as set forth in the attached letter of November 26, 2001 ("Acquisition Proposal"). If consummated as proposed, the Acquisition Proposal would result in, among other things:

(i) The Shares of the Company being delisted from a national securities exchange; (ii) A change in the present board of directors and/or management; and
(iii) The Shares becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act.

The Acquisition Proposal also may cause a change in the Company's charter, bylaws or other instruments in order to remove certain anti-takeover provisions which were previously implemented to impede the acquisition of control of the Company.

The Company disclosed on November 14, 2001 in its Form 10-Q Filing (for the quarter ending September 30, 2001) (the "Form 10-Q") that it is in discussions with potential investors towards making an investment of equity capital at its Sybra subsidiary level which would likely have the effect of significantly diluting, if not eliminating, the value of the Company's equity interest in Sybra - which according to the Company's management in the Form 10-Q is the Company's only material asset. According to the Company's management in the Form 10-Q, this management-proposed "Sybra Transaction" could result in the Shares of the Company having no value.

The Acquisition Proposal is conditioned, among other things, on the following:

        - No  material   changes   occurring  at  the  Company   and/or   Sybra.
          Accordingly, no investment of equity capital at the Sybra level as proposed in the Company's recent Form 10Q filing would be permitted;

        - Either (a) the removal of all anti-takeover provisions at the Company, which could impede our proposed transaction, including but not limited to the Preferred Stock Purchase Rights contained in the Company's certificate of incorporation, or (b) approval of the transaction by the Board in a manner that would not trigger any of the Company's anti-takeover provisions; and

        - No bankruptcy or other chapter filing by the Company.

As part of the Acquisition Proposal, the Reporting Persons have proposed a meeting with the Board of Directors of the Company. Equally consistent with the above stated purpose and the Acquisition Proposal, the Reporting Persons may engage in communications with one or more shareholders, officers and/or board members of the Company.

Consistent with the above stated purpose and the Acquisition Proposal, the Reporting Persons may acquire additional Shares in the open market, in privately negotiated transactions, or otherwise. Alternatively, while it is not the present intention of the Reporting Persons to do so, the Reporting Persons may determine to dispose of some or all of their Shares in the open market, in privately negotiated transactions to one or more purchasers, or otherwise. In reaching any conclusions as to the foregoing, the Reporting Persons will take into consideration various factors, including the Company's response to the Acquisition Proposal, its business, affairs and financial position, and any material changes thereto, other developments concerning the Company, the price level of the Shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the Reporting Persons.

Item 5.      Interest in Securities of the Issuer.

       (a) Gibbons beneficially owns 232,200 Shares (8.3% of the outstanding Shares), including 54,000 Shares (1.9% of the outstanding Shares) beneficially owned by Fairmont.

       (b) Gibbons has sole voting power and sole dispositive power for all such Shares held of record by Fairmont. (see Item 6).

       (c) The following tables detail the purchases and sales by Gibbons, Money Purchase Plan, Trust, Profit Sharing Plan and Fairmont effected during the sixty
(60) days prior to this filing. All of the transactions were open market transactions.


                         STOCK TRANSACTIONS DURING PAST 60 DAYS

                                                   Shares
                                                 Purchased Price per Transaction
           Identity of Person              Date   (Sold)     Share     Effected
--------------------------------------------------------------------------------
Michael W. Gibbons Money Purchase Plan  10/18/01   5,000     0.70    Open Market
Michael W. Gibbons Money Purchase Plan  10/18/01   5,000     1.05    Open Market
Michael W. Gibbons Money Purchase Plan  10/18/01   2,000     0.82    Open Market
Michael W. Gibbons Money Purchase Plan  10/25/01   3,000     1.00    Open Market
Michael W. Gibbons Money Purchase Plan  10/25/01   3,000     1.02    Open Market
Michael W. Gibbons Money Purchase Plan  10/29/01   3,000     1.05    Open Market
Michael W. Gibbons Money Purchase Plan  11/02/01   2,000     1.08    Open Market
Michael W. Gibbons Money Purchase Plan  11/05/01   4,000     1.00    Open Market
Michael W. Gibbons Money Purchase Plan  11/05/01   3,000     1.00    Open Market
Michael W. Gibbons Money Purchase Plan  11/05/01   3,000     1.00    Open Market
Michael W. Gibbons Money Purchase Plan  11/05/01   3,000     1.00    Open Market
Michael W. Gibbons Money Purchase Plan  11/05/01   3,000     1.00    Open Market
Michael W. Gibbons Money Purchase Plan  11/05/01   2,500     1.00    Open Market
Michael W. Gibbons Money Purchase Plan  11/05/01   1,100     0.98    Open Market
Michael W. Gibbons Money Purchase Plan  11/13/01   1,900     0.98    Open Market
Michael W. Gibbons Money Purchase Plan  11/20/01    (200)    0.70    Open Market
Michael W. Gibbons Money Purchase Plan  11/20/01  (4,500)    0.65    Open Market
Michael W. Gibbons Money Purchase Plan  11/20/01  (4,800)    0.65    Open Market
Michael W. Gibbons Money Purchase Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Money Purchase Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Money Purchase Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Money Purchase Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Money Purchase Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Money Purchase Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Money Purchase Plan  11/20/01  (5,000)    0.70    Open Market
Gibbons Family Trust                    10/18/01   2,000     0.70    Open Market
Gibbons Family Trust                    10/18/01   2,000     0.70    Open Market
Gibbons Family Trust                    11/06/01   2,000     1.04    Open Market
Gibbons Family Trust                    11/06/01   1,000     1.00    Open Market
Gibbons Family Trust                    11/08/01   2,000     1.00    Open Market
Gibbons Family Trust                    11/15/01   5,000     0.92    Open Market
Gibbons Family Trust                    11/20/01   5,000     0.68    Open Market
Gibbons Family Trust                    11/20/01   5,000     0.68    Open Market
Gibbons Family Trust                    11/20/01   5,000     0.68    0pen Market
Gibbons Family Trust                    11/20/01   5,000     0.68    Open Market
Gibbons Family Trust                    11/20/01   3,500     0.68    Open Market
Gibbons Family Trust                    11/21/01  (5,000)    0.60    Open Market
Gibbons Family Trust                    11/21/01  (5,000)    0.60    Open Market
Gibbons Family Trust                    11/21/01  (5,000)    0.60    Open Market
Gibbons Family Trust                    11/21/01  (5,000)    0.61    Open Market
Gibbons Family Trust                    11/21/01  (5,000)    0.61    Open Market
Gibbons Family Trust                    11/21/01  (5,000)    0.61    Open Market
Gibbons Family Trust                    11/21/01  (7,500)    0.60    Open Market
Michael W. Gibbons Profit Sharing Plan  10/18/01   5,000     0.67    Open Market
Michael W. Gibbons Profit Sharing Plan  10/18/01   5,000     1.00    Open Market
Michael W. Gibbons Profit Sharing Plan  10/18/01   2,100     0.65    Open Market
Michael W. Gibbons Profit Sharing Plan  10/22/01   5,000     1.00    Open Market
Michael W. Gibbons Profit Sharing Plan  10/22/01   4,500     1.00    Open Market
Michael W. Gibbons Profit Sharing Plan  10/23/01   5,000     0.98    Open Market
Michael W. Gibbons Profit Sharing Plan  10/23/01     500     1.00    Open Market
Michael W. Gibbons Profit Sharing Plan  10/26/01   2,600     1.00    Open Market
Michael W. Gibbons Profit Sharing Plan  10/29/01   3,800     1.02    Open Market
Michael W. Gibbons Profit Sharing Plan  10/30/01   1,100     1.04    Open Market
Michael W. Gibbons Profit Sharing Plan  10/31/01   2,500     1.07    Open Market
Michael W. Gibbons Profit Sharing Plan  10/31/01   2,100     1.07    Open Market
Michael W. Gibbons Profit Sharing Plan  10/31/01   1,900     1.04    Open Market
Michael W. Gibbons Profit Sharing Plan  11/01/01   3,000     1.05    Open Market
Michael W. Gibbons Profit Sharing Plan  11/02/01   3,000     1.08    Open Market
Michael W. Gibbons Profit Sharing Plan  11/02/01   3,000     1.08    Open Market
Michael W. Gibbons Profit Sharing Plan  11/02/01   3,000     1.08    Open Market
Michael W. Gibbons Profit Sharing Plan  11/02/01   2,000     1.08    Open Market
Michael W. Gibbons Profit Sharing Plan  11/05/01   5,000     0.98    Open Market
Michael W. Gibbons Profit Sharing Plan  11/05/01   3,000     1.00    Open Market
Michael W. Gibbons Profit Sharing Plan  11/05/01   3,000     1.05    Open Market
Michael W. Gibbons Profit Sharing Plan  11/05/01   2,000     1.00    Open Market
Michael W. Gibbons Profit Sharing Plan  11/05/01   2,000     1.08    Open Market
Michael W. Gibbons Profit Sharing Plan  11/08/01   3,000     1.02    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01   5,000     0.70    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (3,100)    0.66    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.60    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.60    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.60    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.60    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.61    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.62    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01  (5,000)    0.65    Open Market
Michael W. Gibbons Profit Sharing Plan  11/20/01 (10,000)    0.66    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.68    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.68    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.68    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.68    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.68    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.70    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.70    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.73    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.74    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.74    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.74    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.74    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.74    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.74    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.75    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.75    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.75    Open Market
Michael Wayne Gibbons                   11/20/01   5,000     0.75    Open Market
Michael Wayne Gibbons                   11/20/01   2,700     0.68    Open Market
Michael Wayne Gibbons                   11/20/01   2,300     0.70    Open Market
Michael Wayne Gibbons                   11/21/01   7,500     0.65    Open Market
Michael Wayne Gibbons                   11/21/01   5,000     0.65    Open Market
Michael Wayne Gibbons                   11/21/01   5,000     0.65    Open Market
Michael Wayne Gibbons                   11/21/01   5,000     0.65    Open Market
Michael Wayne Gibbons                   11/21/01   5,000     0.67    Open Market
Michael Wayne Gibbons                   11/21/01   5,000     0.67    Open Market
Michael Wayne Gibbons                   11/21/01   4,500     0.67    Open Market
Michael Wayne Gibbons                   11/21/01     500     0.62    Open Market
Michael Wayne Gibbons                   11/26/01  10,000     0.63    Open Market
Michael Wayne Gibbons                   11/26/01  10,000     0.59    Open Market
Michael Wayne Gibbons                   11/26/01   7,000     0.59    Open Market
Michael Wayne Gibbons                   11/26/01   7,000     0.59    Open Market
Michael Wayne Gibbons                   11/26/01   5,000     0.63    Open Market
Michael Wayne Gibbons                   11/26/01   5,000     0.60    Open Market
Michael Wayne Gibbons                   11/26/01   1,600     0.57    Open Market
Michael Wayne Gibbons                   11/26/01     100     0.59    Open Market
Fairmont Capital, Inc.                  11/26/01  20,000     0.63    Open Market
Fairmont Capital, Inc.                  11/26/01  10,000     0.63    Open Market
Fairmont Capital, Inc.                  11/26/01  24,000     0.63    Open Market



             (d) Not applicable

             (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have no contracts, arrangements, understandings or relationships with any other holders of Shares or any other person with respect to any securities of the Company.

Item 7.      Materials to be Filed as Exhibits:

          Exhibit    Document
          -------    --------

             99.1. Offer Letter Concerning I.C.H. Corporation dated November 26, 2001 from Fairmont Capital, Inc. to the Board of Directors of I.C.H. Corporation.

             99.2.   Joint Filing Statement

       After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.



Dated:       November 27, 2001

                                    By: /s/ Michael W. Gibbons
                                            ------------------------------------
                                            Michael W. Gibbons



                                                     FAIRMONT CAPITAL, INC.



                                    By: /s/ Michael W. Gibbons
                                            ------------------------------------
                                            Michael W. Gibbons, President

Exhibit 99.1

                             Fairmont Capital, Inc.

                      1290 North Hancock Street, Suite 203B
                         Anaheim, California 92807-1925
                            Telephone: (714) 701-1470
                            Facsimile: (714) 701-1474



                                November 26, 2001



Via Fax (858) 535-1634, Via Fax (212) 317-0991 and Federal Express

CONFIDENTIAL

Board of Directors
I.C.H. Corporation
9255 Towne Centre Drive
Suite 600
San Diego, CA 92121

         RE: Offer Letter Concerning I.C.H. Corporation

Dear Board of Directors:

     Fairmont Capital, Inc. ("Fairmont") is pleased to make the following proposal for acquiring all the outstanding equity of I.C.H. Corporation (the "Company" or "ICH"). We are prepared to consummate this transaction quickly and at a very considerable premium to the pre-announcement market price of the Company's stock. Accordingly, we submit this proposal to you for consideration by your Board before any material change occurs at the Company. This would include the recently disclosed proposal for an investment of equity capital at your Sybra subsidiary level which would likely have the effect of significantly diluting, if not eliminating, all of the current shareholders' equity value in the Company.

     Under our proposal, an entity to be formed by Fairmont would acquire, preferably by merger, for cash all of the equity and equity rights of the Company (including any and all shares, options, warrants, convertible debentures, phantom shares, incentive award plans, and/or any other rights to shares or equity participation rights) at an acquisition price of seventy-five cents ($0.75) per share.


Acquisition Premium


     The contemplated Fairmont transaction, at $0.75 per share, represents both an extremely attractive proposal for your stockholders and a deal that can be consummated on an expeditious basis. Our offer now constitutes a 36.36% premium over the closing market price of the Company's common stock on the latest trading day, Friday, November 23, 2001. Further, our offer represents a very significant premium over the anticipated stock price of the ICH shares after the consummation of the proposed "Sybra Transaction".

Ltr. to Board of Directors
I.C.H. Corporation
November 26, 2001
Page 2


     The Company disclosed on November 14, 2001 in its Form 10Q Filing (for the quarter ending September 30, 2001) that it is in discussions with potential investors towards making an investment of equity capital at the Sybra level which would likely have the effect of significantly diluting, if not eliminating, the value of the Company's equity interest in Sybra - the Company's only material asset. Thus, by the Company's own disclosure, the proposed "Sybra Transaction" would result in the shares of ICH being rendered actually or virtually worthless. Accordingly, your shareholders would receive significantly more value through our proposed all cash transaction than through your planned Sybra Transaction.

     We also believe, with all due respect to the Company, that this proposal exceeds the valuation that your stockholders are likely to secure from the public markets for any foreseeable future.



No Financing Contingency



     Fairmont and its affiliates already own over 8% of the shares of the Company, as will be reflected in our upcoming 13D filing. We also intend to make additional open market purchases of stock at our discretion.

     We will commit all of the cash required to close this proposed transaction. The proposal is not subject to any outside financing requirements.

     Our proposal is subject to the negotiation of a definitive merger agreement. We are prepared to commence and complete our due diligence review of the Company very quickly. We and our advisors are prepared to work expeditiously to make this transaction a reality, and believe that we could be in a position within weeks to execute a definitive agreement with the Company.

         Additionally, our proposal is subject to:

              - No material changes occurring at the Company and/or Sybra. Accordingly, no investment of equity capital at the Sybra level as proposed in the Company's recent Form 10Q filing would be permitted;

              - Either (a) the removal of all anti-takeover provisions at the Company, which could impede our proposed transaction, including but not limited to the Preferred Stock Purchase Rights, or (b) approval of the transaction by the Board in a manner that would not trigger any of the Company's anti-takeover provisions; and

              -   No bankruptcy or other chapter filing by the Company.

     We would like to discuss this proposal with the Company and are prepared to meet with you immediately. However, Fairmont intends to keep all of its options open.

Ltr. to Board of Directors
I.C.H. Corporation
November 26, 2001
Page 3


About Fairmont



     Fairmont is a private investment company whose primary focus is the acquisition of seasoned operating companies. We seek those situations in which long-term capital appreciation can be achieved through the combination of creative management, new strategies, and quality corporate assets.

     Fairmont generally invests in consumer-oriented companies with a record of profitable operations and with additional sales growth potential. In selected situations, Fairmont also invests in troubled or under-performing situations that may require the development and implementation of an aggressive turnaround strategy.

     Fairmont brings strategic, financial and managerial experience, as well as capital, to the acquired company. We have proven abilities in managing a variety of companies in diverse fields and are uniquely qualified to understand and support each management team.

     Since 1986, Fairmont and its affiliates have completed acquisitions in various consumer products and service industries to build portfolio companies. Consumer industries in which Fairmont has invested include furniture, apparel, catalog companies, auction houses, and restaurants.

     As you may be aware, Fairmont currently owns Shari's Management Corporation, headquartered in Beaverton, Oregon. Under the name Shari's Restaurants, the company operates a 103-unit chain of family-style restaurants located throughout the Pacific Northwest. With annual revenues of approximately $150 million, Shari's has established itself as a regional market leader by combining quality food and pleasant surroundings with good value, efficient service and 24-hour accessibility. Shari's has historically generated steady growth and profitability throughout various economic cycles under the direction of its existing management team and enjoys a loyal base of repeat customers.

     Recently, Fairmont orchestrated the $200+ million "going private" transaction of VICORP Restaurants, Inc. (Bakers Square and Village Inn). To complete this transaction, we had to overcome the general disfavor of restaurants in the financing community, the consolidation of several major financial lenders, and the reduced debt leverage permitted on any buyout and in particular restaurants. To structure the equity investment in VICORP, we partnered with management and two other investment firms. Fairmont now holds a non-controlling interest in this chain of 374 franchise and corporate owned mid-scale family-style restaurants with annual revenues of approximately $370 million.

         Of additional comfort to the Company and its shareholders should be the fact that Fairmont has never failed to close a transaction for lack of financing once exclusivity has been granted. Although financings of consumer, cash-flow based deals are not easy,

Ltr. to Board of Directors
I.C.H. Corporation
November 26, 2001
Page 4

we obviously have considerable experience in them. We have a history of consummating acquisitions in all types of economic and financial conditions.

     Although we have sent this letter to you in confidence, in light of the significance of this proposal to your shareholders, this letter will be attached to our upcoming 13D filing.

     We hope that you will work with us to make this proposal a reality and to maximize your shareholders' value. We believe that our proposal is in the best interests of all shareholders. Hopefully, you, the board members, in your capacity as fiduciaries for all shareholders, will agree.

     If you have any questions regarding this proposal, please do not hesitate to call us at (714) 701-1470.




                                                     Sincerely,


                                                     /s/ Michael Gibbons

                                                     Michael W. Gibbons
                                                     President





cc:      Mr. Timothy R. Greenleaf, Managing Director
                  Fairmont Capital, Inc.
         Mr. Mark J. Gill, Principal
                  Fairmont Capital, Inc.
         Paul Blencowe, Esq.,
                  Fulbright & Jaworski, LLP
         John A. Bicks, Esq., Director
         Robert H. Drechsler, Esq., Director
         Mr. Ronald W. Cegnar, Director
         Mr. Bruce Kallins, Director
         Mr. Carl D. Robinson, Director
         Mr. Raymond L. Steele, Director

Exhibit 99.2
                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of I.C.H. Corporation, and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this agreement expressly authorizes each other party to this agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.


Dated:       November 27, 2001

                                           By: /s/ Michael W. Gibbons
                                           ------------------------------------
                                                   Michael W. Gibbons



                                                     FAIRMONT CAPITAL, INC.



                                           By: /s/ Michael W. Gibbons
                                            ------------------------------------
                                                   Michael W. Gibbons, President